UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES ACT OF 1934

(Amendment No. 3)

APTOSE BIOSCIENCES INC.

(Name of the Issuer)

Aptose Biosciences Inc.

Hanmi Science Co. Ltd.

Hanmi Pharmaceutical Co. Ltd.

HS North America Ltd.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

03835T200

(CUSIP Number of Class of Securities)

William G. Rice Aptose Biosciences Inc. 66 Wellington Street West, Suite 5300 TD Bank Tower, Box 48 Toronto, Ontario M5K 1E6 Canada Tel: (647) 479-9828	Han Kim Hanmi Science Co. Ltd. Hanmi Pharmaceutical Co. Ltd. HS North America Ltd. c/o Hanmi Pharmaceutical Co. Ltd. 14 Wiryeseong-daero, Songpa-gu, Seoul, 05545, Republic of Korea Tel: +82 2 410 0391

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

David S. Bakst Ryan H. Ferris Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 506-2500	Keith R. Chatwin Stikeman Elliott LLP 4200 Bankers Hall West, 888 - 3rd Street S.W., Calgary, AB T2P 5C5 Canada Tel: (403) 266-9088	Dan M. Miller Dorsey & Whitney LLP 1400 Wewatta Street Suite 400 Denver, CO 80202-5549 Tel: (604) 630-5199	Charles Antoine Soulière McCarthy Tétrault LLP Suite 4000 500 Grande Allée E, 9th Floor Québec QC, G1R 2J7, Canada Tel: (418) 521-3028

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Aptose Biosciences Inc., a corporation existing under the laws of Canada under the Canada Business Corporations Act (the “CBCA,” and, such entity, “Aptose” or the “Company”) and the issuer of the common shares, no par value (the “Company common shares”) that is the subject of the Rule 13e-3 transaction; (2) Hanmi Pharmaceutical Co. Ltd., a corporation existing under the laws of the Republic of Korea (the “Parent”); and (3) HS North America Ltd., a corporation incorporated under the Business Corporations Act (Alberta) (“ABCA”) and the wholly owned subsidiary of Parent (such entity, the “Purchaser”).

This Transaction Statement relates to the Arrangement Agreement, dated November 18, 2025, which was then amended and restated by the parties thereto on February 23, 2026 to extend the outside date for completion of the Arrangement contemplated therein (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Arrangement Agreement”), by and among the Company, Purchaser, and Parent. The Arrangement Agreement provides, subject to the terms and conditions set forth in the Arrangement Agreement, for the continuance of the Company from the CBCA to the ABCA and the subsequent implementation of a statutory plan of arrangement under section 193 of the ABCA (“Plan of Arrangement”) pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding Company common shares (other than the Company common shares beneficially owned or controlled by Parent or any of its affiliates) by way of the Plan of Arrangement (such transaction, the “Arrangement”).

If the Arrangement is completed, (i) Company shareholders will be entitled to receive the cash consideration in respect of each Company common share, which is equal to C$2.41 in cash per Company common share (the “Consideration”), subject to applicable withholdings and other source deductions, (ii) each option (the “Options”) held by holders of Options granted pursuant to the Company’s 2021 stock incentive plan, as amended (and as further amended from time to time) (the “Stock Incentive Plan”), and the Company’s share option plan will cease to represent an option or other right to acquire Company common shares and shall be surrendered to the Company and exchanged for an amount in cash, payable by the Company, equal to the Consideration less the applicable exercise price in respect of such Option (for greater certainty, where such amount is zero or negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option), less any applicable withholdings; (iii) each restricted share unit (the “RSUs”) of the Company granted pursuant to the Stock Incentive Plan held by a RSUs holder will cease to represent a share unit of the Company and shall be surrendered to the Company and exchanged for an amount in cash, payable by the Company, equal to the Consideration, less any applicable withholdings; (iv) each Company common share purchase warrant of the Company (a “Warrant”) held by a Warrant holder other than Armistice Capital Master Fund Ltd. (“Armistice”), will cease to represent a Company common share purchase warrant of the Company and shall be surrendered to the Company and exchanged for an amount in cash, payable by the Company, equal to the Consideration, less the exercise price per share of such Warrant (for greater certainty, where such amount is zero or negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Warrant any amount in respect of such Warrant), less any applicable withholdings; (v) each warrant held by Armistice (the “Armistice Warrants”) will cease to represent a Company common share purchase warrant of the Company, and shall be deemed to be surrendered and exchanged for an amount in cash, payable by the Company, equal to the value of such Armistice Warrant as of the date of the certificate of arrangement to be issued by the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA pursuant to subsection 193(11) of the ABCA in respect of the articles of arrangement using the “Black Scholes” valuation model calculated in accordance with the terms of the applicable Armistice Warrant, less any applicable withholdings; and (vi) each Company common share held by a holder of Company common shares in respect of which the rights of dissent exercisable by such Company shareholder have been validly exercised (a “Dissenting Holder”) shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and such Dissenting Holder shall cease to be the holder of such Company common shares and to have any rights as a

Company shareholder, other than the right to be paid the fair value of its Company common shares by the Purchaser, less any applicable withholdings.

Upon closing of the Arrangement, the Company will become a wholly-owned indirect subsidiary of Parent and will apply to cease to be a reporting issuer under applicable Canadian securities laws and will deregister its securities under the Exchange Act as soon as practicable following the completion of the Arrangement and the Company common shares will be delisted from the Toronto Stock Exchange and OTC Markets.

On November 18, 2025, in connection with the execution of the Arrangement Agreement, all of the directors and officers of the Company owning Company common shares (the “Supporting Shareholders”) entered into Support and Voting Agreements with the Purchaser. Under the terms of the Support and Voting Agreements, the Supporting Shareholders have agreed, among other things, to vote their Company common shares in favour of the approval and authorization of the Arrangement Resolution and the Continuance Resolution (each as defined below) at the special meeting of Company shareholders and, subject to certain exceptions, not to transfer any of their Company common shares. As of November 18, 2025, the date of the Arrangement Agreement, the Supporting Shareholders beneficially owned an aggregate of approximately 0.26% of the outstanding Company common shares entitled to vote at the special meeting of Company shareholders. The Support and Voting Agreements will terminate upon termination of the Arrangement Agreement and certain other specified events.

A special committee of independent directors, appointed by the board of directors of the Company (the “Transaction Committee”), has carefully considered all aspects of the continuance of the Company from the CBCA to the ABCA (the “Continuance”) and the Arrangement. As part of its review, the Transaction Committee engaged Locust Walk Securities, LLC as its financial advisor. Locust Walk delivered a formal valuation (the “Formal Valuation”) concluding that, as of November 18, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the fair market value of the Company common shares was in the range of C$1.00 to C$5.08 per Company common share. Locust Walk also delivered an opinion (the “Fairness Opinion”) concluding that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Company shareholders, other than those shares held by Parent or any of its affiliates pursuant to the Arrangement Agreement is fair, from a financial point of view, to such Shareholders. Based on the Transaction Committee’s analysis, the Transaction Committee unanimously recommended that the board of directors of Aptose (the “Board”) approve the Arrangement.

The Board, on recommendation of the Transaction Committee, and after careful review and consideration and consultation with its financial and legal advisers, unanimously approved the Arrangement and the terms of the Arrangement Agreement and determined that the Arrangement is in the best interests of the Company and Company shareholders (excluding Company common shares held by the Parent and its affiliates). Accordingly, the Board unanimously recommends that Company shareholders approve the special resolution approving the Continuance (the “Continuance Resolution”) and the special resolution approving the Arrangement (the “Arrangement Resolution”).

Concurrently with the filing of this Transaction Statement, the Company is filing a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company will be soliciting proxies from the Company’s stockholders in connection with the Arrangement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Arrangement Agreement is attached to the Proxy Statement as Appendix B. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Acquisition is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions about the Arrangement”

Item 2.	Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Companies”

“Questions about the Special Meeting and Voting Your Shares”

“Voting Securities and Principal Holders of Voting Securities”

“Principal Legal Matters — Minority Approval Requirements”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and Voting Your Shares”

“Principal Legal Matters— Minority Approval Requirements”

“Voting Securities and Principal Holders of Voting Securities”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Corporation— Trading in the Common Shares”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Corporation— Market Price of and Dividends on the Corporation’s Shares and Related Stockholder Matters”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Corporation— Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Corporation— Concurrent Private Placement”

“Important Information Regarding the Corporation— Debt Conversion Agreement”

“Important Information Regarding the Corporation— Investor’s Rights Agreement”

”Important Information Regarding the Corporation — Prior Stock Purchases”

Item 3.	Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Companies”

“Questions about the Special Meeting and Voting Your Shares”

“Important Information Regarding the Corporation — Directors and Executive Officers of the Corporation”

“Important Information Regarding the Purchaser and the Parent — Directors and Executive Officers of Hanmi Science, Parent and Purchaser”

Item 4.	Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary— Arrangement Consideration”

“Summary —Anticipated Accounting Treatment of the Arrangement”

“Questions about the Arrangement”

“Questions about the Special Meeting and Voting Your Shares”

“The Continuance — General”

“The Continuance — Effect of the Continuance”

“The Continuance — Certain Corporate Differences Between the CBCA and the ABCA”

“The Arrangement—Summary of the Arrangement”

“The Arrangement—Arrangement Consideration”

“The Arrangement —Anticipated Accounting Treatment of the Arrangement”

“The Arrangement—Arrangement Steps”

“The Arrangement—Background to the Arrangement”

“The Arrangement—Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Certain Canadian Federal Income Tax Considerations”

“Certain U.S. Federal Income Tax Considerations”

Appendix B — Arrangement Agreement

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary— Interests of the Corporation’s Directors and Officers in the Arrangement”

“Questions about the Arrangement”

“The Continuance— Rights of Dissent”

“The Arrangement— Arrangement Steps”

“The Arrangement— Interests of the Corporation’s Directors and Officers in the Arrangement”

“Questions and Answers about the Arrangement and the Special Meeting”

Appendix B — Arrangement Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Dissent Rights”

“Questions about the Arrangement”

“Dissent Rights”

Appendix I—Dissent Provisions of the CBCA

Appendix J—Dissent Provisions of the ABCA

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Additional Information”

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Corporation—Concurrent Private Placement”

“Important Information Regarding the Corporation—Loan Facility”

“Important Information Regarding the Corporation—Debt Conversion Agreement”

“Important Information Regarding the Corporation—Loan Facility”

“Important Information Regarding the Corporation—Investor’s Rights Agreement”

“Important Information Regarding the Corporation—Loan Agreement”

“Important Information Regarding the Corporation—Amended and Restated Loan Agreement”

“Important Information Regarding the Corporation—Prior Stock Purchases”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Continuance”

“Summary — The Arrangement”

“Summary — Arrangement Consideration”

“Summary — Background to the Arrangement”

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Summary — The Arrangement Agreement”

“Summary — Restrictions on Solicitation of Offers”

“Summary — Conditions to the Arrangement”

“Summary — Termination”

“Summary — Expense Fee”

“Summary — Failure to Complete the Arrangement”

“Summary — Support and Voting Agreements”

“The Continuance”

“The Arrangement”

“The Arrangement Agreement”

Appendix B — Arrangement Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Support and Voting Agreements”

“The Arrangement — Support and Voting Agreements”

Appendix B — Arrangement Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Arrangement”

“Questions about the Arrangement”

“The Arrangement—Arrangement Steps”

“The Arrangement—Delisting and Deregistration”

“The Arrangement Agreement—TSX Delisting”

“Procedures for Surrender of Shares and Receipt of Consideration”

Appendix B — Arrangement Agreement

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Continuance”

“Summary — The Arrangement”

“Summary — Arrangement Consideration”

“Summary — Background to the Arrangement”

“Summary — The Arrangement Agreement”

“Questions about the Arrangement”

“The Continuance”

“The Arrangement”

“The Arrangement Agreement”

“Procedures for Surrender of Shares and Receipt of Consideration”

Appendix B — Arrangement Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Summary — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“Questions about the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

Appendix E — Formal Valuation and Opinion of Locust Walk Securities, LLC

Appendix F — Prior Valuation

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Summary — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“Questions about the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

Appendix E — Formal Valuation and Opinion of Locust Walk Securities, LLC

Appendix F — Prior Valuation

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Continuance”

“Summary — The Arrangement”

“Summary — The Arrangement Consideration”

“Questions about the Arrangement”

“The Continuance”

“The Arrangement — Summary of the Arrangement”

“The Arrangement — Arrangement Consideration”

“The Arrangement — Arrangement Steps”

“The Arrangement — Delisting and Deregistration”

“The Arrangement Agreement — TSX Delisting”

“Certain Canadian Federal Income Tax Considerations”

“Certain U.S. Federal Income Tax Considerations”

“Procedures for Surrender of Shares and Receipt of Consideration”

“Important Information Regarding the Corporation — Book Value and Net Loss Per Share”

Item 8.	Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Summary — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“Questions about the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement — Voting Recommendation of Hanmi Science, Parent and Purchaser”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

Appendix E — Formal Valuation and Opinion of Locust Walk Securities, LLC

Appendix F — Prior Valuation

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — The Meeting”

“Questions about the Special Meeting and Voting Your Shares”

“The Arrangement — Shareholder Approval”

“Proposal No. 1 — Continuance Resolution”

“Proposal No. 2 — Arrangement Resolution”

“The Arrangement —  Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Principal Legal Matters — Minority Approval Requirements”

Appendix B — Arrangement Agreement

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“Questions about the Arrangement”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

Appendix E — Formal Valuation and Opinion of Locust Walk Securities, LLC

Appendix F — Prior Valuation

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Questions about the Arrangement”

“The Arrangement — Background to the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Summary — Background to the Arrangement”

“Summary — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“The Arrangement — Background to the Arrangement”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

Appendix E — Formal Valuation and Opinion of Locust Walk Securities, LLC

Appendix F — Prior Valuation

“Principal Legal Matters  — Formal Valuation  — Opinion of Locust Walk”

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company common shares or by a representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)  Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Source and Amount of Funds”

“The Arrangement — Source and Amount of Funds”

(b), Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement —Source and Amount of Funds”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions about the Special Meeting and Voting Your Shares”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“The Arrangement — Fees and Expenses”

“The Arrangement Agreement — Fees and Expenses”

Appendix B — Arrangement Agreement

Appendix E – Formal Valuation and Opinion of Locust Walk Securities, LLC

(d) Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Share Ownership of Certain Beneficial Owners, Management and Directors”

“Important Information Regarding the Corporation — Directors and Executive Officers of the Corporation”

“Important Information Regarding the Purchaser and the Parent — Directors and Executive Officers of Hanmi Science, Parent and Purchaser”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Support and Voting Agreements”

“The Arrangement — Support and Voting Agreements”

Appendix B — Arrangement Agreement

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Support and Voting Agreements”

“Questions about the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement — Voting Recommendation of Hanmi Science, Parent and Purchaser”

“The Arrangement — Support and Voting Agreements”

“The Arrangement Agreement — Support and Voting Agreements”

Appendix B — Arrangement Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Support and Voting Agreements”

“Questions about the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement — Voting Recommendation of Hanmi Science, Parent and Purchaser”

“The Arrangement — Support and Voting Agreements”

“The Arrangement Agreement — Support and Voting Agreements”

Appendix B — Arrangement Agreement

Item 13.	Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and unaudited consolidated financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Additional Information”

“Important Information Regarding the Corporation—Book Value and Net Loss per Share”

Appendix K — Consolidated Financial Statements of Aptose Biosciences, Inc. for the years ended December 31, 2024 and 2023

Appendix L — Condensed Consolidated Interim Financial Statements of Aptose Biosciences, Inc. for the three and nine months ended September 30, 2025 and 2024

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Background to the Arrangement”

“Summary — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“Summary — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“Summary —Interests of the Corporation’s Directors and Officers in the Arrangement”

“Summary — Support and Voting Agreements”

“Questions about the Arrangement”

“Questions about the Special Meeting and Voting Your Shares”

“The Arrangement — Background to the Arrangement”

“The Arrangement — Recommendation of the Board and Transaction Committee and Reasons for the Arrangement”

“The Arrangement — Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC”

“The Arrangement —Interests of the Corporation’s Directors and Officers in the Arrangement”

“The Arrangement — Support and Voting Agreements”

“The Arrangement Agreement — Fees and Expenses”

“The Arrangement Agreement — Support and Voting Agreements”

Appendix B — Arrangement Agreement

Appendix E — Formal Valuation and Opinion of Locust Walk Securities, LLC

Appendix F — Prior Valuation

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary — Interests of the Company’s Executive Officers and Directors in the Merger”

“The Arrangement — Interests of the Company’s Executive Officers and Directors in the Merger”

(c) Other material information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

(a)(2)(i)	Definitive Proxy Statement of the Company, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on February 24, 2026 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)*	Current Report on Form 8-K, dated November 19, 2025 (filed with the SEC on November 19, 2025 and incorporated herein by reference).

(a)(2)(vi)*	Press release dated November 19, 2025 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated November 19, 2025 and incorporated herein by reference).

(a)(2)(vii)*	Current Report on Form 8-K dated November 24, 2025 (filed with the SEC on November 25, 2025 and incorporated herein by reference)

(a)(2)(viii)*	Current Report on Form 8-K dated December 19, 2025 (filed with the SEC on December 19, 2025 and incorporated herein by reference)

(a)(2)(ix)*	Press release dated December 19, 2025 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated December 19, 2025 and incorporated herein by reference).

(c)(i)	Formal Valuation and Opinion of Locust Walk Securities, LLC (included as Appendix E to the Proxy Statement and incorporated herein by reference).

(c)(ii)	Prior Valuation (included as Appendix F to the Proxy Statement and incorporated herein by reference).

(d)(i)	Arrangement Agreement (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(d)(ii)	Form of Support and Voting Agreement (included as Schedule E to Appendix B to the Proxy Statement and incorporated herein by reference).

(d)(iii)*	Second Amended and Restated and Restated Investor Rights Agreement, dated March 18, 2025, by and between the Company and Parent.

(f)(i)	Dissent Provisions of the CBCA (included as Appendix I to the Proxy Statement and incorporated herein by reference).

(f)(ii)	Dissent Provisions of the ABCA (included as Appendix J to the Proxy Statement and incorporated herein by reference).

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2026

APTOSE BIOSCIENCES INC.

By:	/s/ William G. Rice
Name: William G. Rice
Title: Chairman, President and Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2026

HANMI SCIENCE CO. LTD.

By:	/s/ Jaekyo Kim
Name: Jaekyo Kim
Title: Chief Executive Officer

HANMI PHARMACEUTICAL CO. LTD.

By:	/s/ Jaehyun Park
Name: Jaehyun Park
Title: Chief Executive Officer

HS NORTH AMERICA LTD.

By:	/s/ Seonghoon Kim
Name: Seonghoon Kim
Title: Chief Executive Officer